Trading Symbol (LMD:TSX V) Suite 890, 151 Bloor St West Toronto Ontario Canada M5S 1S4 T el : (416) 927-7000 Fax : (416) 927-1222 www.lingomedia.com
PRESS RELEASE	FOR IMMEDIATE RELEASE

Lingo Media Plans China Expansion

Toronto, Canada, February 10, 2004 - Lingo Media Inc. (LMD:TSX V; LNGMF:OTC BB), a leading foreign publisher of educational materials in China, today announced it plans to expand its business in China by establishing a joint venture with a Chinese publishing and distribution company.

Under World Trade Organization (WTO) market reforms, the Chinese government has opened up its publishing and media sectors by allowing foreign companies to own up to 40% of businesses engaged in wholesale distribution and retail sale of books, newspapers and magazines.

Lingo Media plans to acquire an interest in a new or existing Chinese distribution company involved in publishing original and third party books, audiocassettes, CD-based products and other media.  The ability to market and distribute finished products will provide Lingo Media with the opportunity to capture larger market share and to leverage the Company’s existing library of English language learning programs and content including Lingo Media’s current catalog of over 200 published titles.

Planned distribution channels include:

a)

education market – including kindergarten to grade 12 in public and private schools, vocational schools, colleges, universities, and other educational institutions; and

b)

retail market  – including bookstores, newsstands, book clubs, and direct-to-consumer catalogues

“Our market leading position and the strength of both our brand and our existing Chinese co-publishing partners make us an attractive joint venture partner,” said Michael Kraft, President & CEO of Lingo Media.  “We are confident that our experienced management team has the relationships and competence to quickly assess and execute strategic opportunities as they develop.”

Lingo Media is a leading foreign publisher of English language learning programs incorporating print, audio/video cassette and CD-based products for students and teachers from pre-school through university. Founded in 1996, Lingo Media has an established presence in the Chinese educational market of more than 200 million English language students. To date, over 50 million units from Lingo Media's library of more than 200 program titles have been published and sold in China.

For further information, contact:

Michael Kraft, President & CEO

Tel: (416) 927-7000, ext. 23

Toll Free Tel: (866) 927-7011

Email: investor@lingomedia.com

To learn more, visit www.lingomedia.com

Portions of this press release include "forward-looking statements", which may be understood as any statement other than a statement of historical fact.  Forward-looking statements contained in this press release are made pursuant to the safe harbour provisions of the Private Securities Litigation Reform Act of 1995.  These statements are based on management's current expectations and are subject to uncertainty and changes in circumstances.  Actual results may vary materially from management's expectations and projections expressed in this press release.  Certain factors that can affect the Company's ability to achieve projected results are described in the Company's Annual Report 20-F and other reports filed with the Securities and Exchange Commission.

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